Contact

www.linkedin.com/in/tomallan4
(LinkedIn)
liquidlunchphoto.blogspot.com
(Blog)
www.adknowledge.com (Company)
seattlewinesquire.com (Personal)

Top Skills

Distillation

Brewing

Fermentation Technology

Certifications

Warden Rectifier

Tom Allan

Founder and Distiller at Madrona Distillery
Kirkland, Washington, United States

Summary

Tom is an executive leader and strategist with 20 years of experience analyzing, growing, and managing consumer product and technology companies. In addition to his management experience, he has held leadership roles in M&A deals representing $2 billion in transaction volume. His expertise in operational and financial business modelling has been utilized in several industries, from wine distribution to financial services.

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Experience

Madrona Distillery
President and Head Distiller
September 2022 - Present (3 years 7 months)
Redmond, Washington, United States

ASSURANCE IQ
5 years 1 month

Senior Vice President of Marketing
May 2021 - October 2022 (1 year 6 months)
Seattle, Washington, United States

The Assurance team is an industry leader in financial services marketing, including coverage of mortgage, personal loans, and all lines of individual insurance. We get thousands of people insured every day through internal and external partnerships. I lead the supply side efforts raising consumer awareness of the Assurance-owned web properties including nationalfamily.com, lifeinsurance.net, carinsurance.net, homeinsurance.net, healthinsurance.net, medicareplan.com and mortgage.net.

Vice President of Revenue
October 2017 - May 2021 (3 years 8 months)
Bellevue, WA

With a strong foundation in data and system design we are driven to continually evaluate and improve every aspect of insurance. Our team of talented data scientists, engineers, designers, and industry experts build tools that help anyone choose and manage their coverage with confidence.

While our technology enables us to streamline coverage, we believe keeping people at the center of everything we do is key to providing the best experience. The availability of our knowledgeable agents, backed by smart technology, is how we deliver better insurance.

https://www.youtube.com/watch?v=kp7xQ4I2twk

Squire Sleep Systems
Board Member
October 2009 - December 2020 (11 years 3 months)

Influence Mobile
2 years

Chief Operating Officer
March 2017 - August 2017 (6 months)
Kirkland, WA

Oversaw treasury, analytics, accounting, corporate finance, HR, legal and facilities. Built out a treasury system to handle $50k+ in daily transactions. Handled $3M in equity, debt & trade credit transactions.

Vice President of Finance
September 2015 - March 2017 (1 year 7 months)
Kirkland, WA

Influence Mobile is the creator of the Louder Rewards mobile app for sports fans all across North America. I lead the treasury, finance, accounting and analytics functions for this amazing group of software engineers and marketers.

Efinancial
Vice President of Marketing & Analytics
March 2014 - September 2015 (1 year 7 months)
Bellevue, WA

Led the Analytics and Marketing teams for Efinancial and Fidelity Life Association. Efinancial is one of the largest consumers of life insurance leads in the market, driving more than a $1 million in monthly lead flow through call centers and digital marketing exchanges.

Adknowledge
Vice President of Business Intelligence, Apps Business
June 2011 - March 2014 (2 years 10 months)

Hired in June 2011 to help build a new PC & Mobile App business within Adknowledge. Led the effort to formalize the business forecasting and reporting processes. Role expanded to include financial management and FP&A responsibility for three business units in July 2012. Also handle contract review and negotiation for business development and advertising deals within our channel.

Major projects & responsibilities:
• Drove the adoption of a dynamic business forecasting model with clearly identified KPIs.
• Grew daily revenue 7x while leading Business Development from July 2011 to July 2012.
• Serve as financial manager for Desktop applications, Mobile and advertising network channels.
• On the corporate development team hunting for opportunities in the mobile and pc app space.

Blinkx
Vice President, Business Intelligence
April 2009 - June 2011 (2 years 3 months)

Ran the business intelligence, fraud detection, and partner compliance functions for blinkx. My teams monitored the health of the business, provided analytical support to all other functional teams, and kept our advertiser and publisher networks safe and compliant. We excelled at describing downloadable software lifecycles and identifying anomalous behavior in our networks.

Major projects & responsibilities:
• Led a safe advertiser initiative ensuring that up to 52 million ad pages were scanned for malware every day.
• Continuously monitored the software distribution mix to optimize partner satisfaction and profit.
• Product owner for a high margin search product.
• Led all research and testing of new products, software combinations, landing pages, and consent screens.

Zango

Director of Finance
March 2005 - April 2009 (4 years 2 months)

Managed the business intelligence and financial analysis functions for this provider of internet content and advertising; direct report to CFO.

Major projects & responsibilities:
• Member of the cross-functional M&A team that included the CEO, CFO, and General Counsel. We evaluated opportunities to acquire IP, competitors, software distributors, and content providers.
• Quarterback of the business due diligence process for corporate development projects, including construction of valuation models and operating pro formas. $43MM in total deal volume, nearly $100MM in debt financing.
• Worked with banks on issues of debt funding, M&A advisory, and company performance.
• Advised the Business Development group on all major partnership deals
• Managed the Business Intelligence department.

Alaska Distributors
Manager, Planning & Sales Support
June 1991 - March 2005 (13 years 10 months)

Managed a team of analysts and admin professionals supporting a 150+ strong sales organization. Owned the budgeting and revenue forecasting process. Part of the M&A & major Business Development team, created acquisition models and managed the sales data integration of acquired brands and companies.

Muzak
Staff Accountant
May 1989 - May 1991 (2 years 1 month)

Education

Heriot-Watt University
Certificate, Brewing & Distillation · (September 2022 - May 2024)

University of California, Davis
Winemakers Certification · (January 2022 - December 2023)

University of Washington, Michael G. Foster School of Business

MBA, General Management · (1999 - 2001)

University of Washington
BA, Economics · (1985 - 1990)

Juanita High School
 · (1982 - 1985)